UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
§ 240.13d-2(a)

   (Amendment No. 1)*

 IVEDA SOLUTIONS, INC.
(Name of Issuer)

Common Stock

 (Title of Class of Securities)

46583A105

 (CUSIP Number)

Gary J. Kocher
K&L Gates LLP
925 Fourth Avenue, Suite 29
Seattle, Washington 98104
(206) 623-7580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46583A105

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,100,000**
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,100,000**
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%**
14	TYPE OF REPORTING PERSON IN

**	Based upon 16,249,257 shares outstanding as of May 9, 2011, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on May 12, 2011.

Explanatory Note: This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission on February 1, 2010 (the “Schedule 13D”) by the Reporting Person.  This Amendment No. 1 relates to the acquisition by the Reporting Person of 700,000 shares of the Issuer on July 26, 2010, as further described in Items 3 and 4 below.

The following amendments to Items 3, 4, and 5 of the Schedule 13D are hereby made as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

On January 21, 2010, Mr. Walsh, jointly with his spouse, acquired 1,400,000 shares of Iveda’s common stock in exchange for $1,400,000 in cash, the sum of which was paid from Mr. Walsh’s personal funds.

On July 26, 2010, Mr. Walsh, jointly with his spouse, acquired 700,000 shares of Iveda’s common stock in exchange for $700,000 in cash, the sum of which was paid from Mr. Walsh’s personal funds.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

On January 21, 2010 and July 26, 2010, Mr. Walsh, jointly with his spouse, acquired 1,400,000 and 700,000 shares of Iveda’s common stock, respectively, for investment purposes.

Mr. Walsh reserves the right to purchase additional shares of Iveda’s common stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future.  Mr. Walsh may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law.  Except as set forth in this Amendment No. 1, Mr. Walsh has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.  However, as part of its ongoing review of investment alternatives, Mr. Walsh may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)  Mr. Walsh beneficially owns 2,100,000 shares of Iveda common stock, which comprises 12.9% of the outstanding shares of Iveda’s common stock.

(b)  Mr. Walsh has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 2,100,000 shares of Iveda common stock held in his name.

(c)  Except as disclosed in this Amendment No. 1, in the last 60 days, Mr. Walsh has not effected any transaction in the shares of Iveda common stock held in his name.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2011
(Date)

/s/ William M. Walsh
(Signature)

William M. Walsh
(Name and Title)